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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (RULE 13D-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                    Advanced Neuromodulation Systems, Inc.
            -------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.05 per share
            -------------------------------------------------------
                        (Title of Class of Securities)


                                  00757T 10 1
            -------------------------------------------------------
                                 (CUSIP Number)


                                 April 6, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO.  00757T 10 1            13G                    PAGE 2 OF 7 PAGES
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      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               Brookside Capital Partners Fund, L.P.
               EIN No.: 04-3313066
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a)      [_]

                                                                 (b)     [X]
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      SEC USE ONLY
 3.


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

               Delaware
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                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          502,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
     OWNED BY                 0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING
                     7.   502,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                              0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
               502,000 shares
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [_]
10.
               CERTAIN SHARES*
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     6.46%
11.


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      TYPE OF REPORTING PERSON*
12.
               PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a)  NAME OF ISSUER:

     The name of the issuer to which this filing on Schedule 13G relates is Advanced Neuromodulation Systems, Inc. (the "Company).

Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The principal executive offices of the Company are located at 201 Allentown Parkway, Allen, Texas 75002.

Item 2(a)  NAME OF PERSON FILING:

     This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P. (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware
           --------------
limited partnership ("Brookside Investors"), is the sole general partner of the
                      --------------------
Brookside Fund. Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is the sole general partner of Brookside Investors.
  --------------
Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Inc. is Two Copley Place, Boston, Massachusetts 02116.

Item 2(c)  CITIZENSHIP:

     Each of the Brookside Fund, Brookside Investors and Brookside Inc. is organized under the laws of the State of Delaware.

Item 2(d)  TITLE OF CLASS OF SECURITIES:

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.05 per share.

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Item 2(e)  CUSIP NUMBER:

     The CUSIP number of the Company's Common Stock is 00757T 10 1.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not applicable.


(a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).
(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [ ]  An investment adviser in accordance with (S) 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)9ii)(F).
(g) [ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [ ]  Group, in accordance with (S) 240 13d-1(b)(1)(ii)(J).

     [X]  IF THIS STATEMENT IS FILED PURSUANT TO (S) 240.13D-1(C), CHECK THIS
BOX.


Item 4.   OWNERSHIP.

    (A)   AMOUNT BENEFICIALLY OWNED:

     As of the close of business on April 14, 1999, the Brookside Fund owned 502,000 shares of the Common Stock outstanding of the Company. The Brookside Fund has the sole power to vote and dispose of the shares of Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Inc. Mr
W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

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Item 4(b)  PERCENT OF CLASS

     As of the close of business on April 14, 1999, the Brookside Fund owned 6.46% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 7,776,129 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of March 18, 1999 based on representations made in the Company's annual report for the fiscal year ended December 31, 1998 on Form 10-K filed with the Securities and Exchange Commission on March 30, 1999.


Item 4(c)  NUMBER OF SHARES AS TO WHICH EACH PERSON HAS:

      (i)  sole power to vote or to direct the vote:              502,000


     (ii)  shared power to vote or to direct the vote:                  0


    (iii)  sole power to dispose or to direct the disposition of: 502,000


    (iv)  shared power to dispose or to direct the disposition of:      0


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

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Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

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Item 10.  CERTIFICATION

          By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated:    April 14, 1999

                                        BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                             By:  /s/ Roy Edgar Brakeman, III
                                                --------------------------------
                                                Name:   Roy Edgar Brakeman, III
                                                Title:  Managing Director